
Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account I

RETIREMENT MASTER

Supplement dated August 28, 2014


This supplement updates and amends certain information contained in the variable annuity Contract Prospectus, Contract Prospectus Summary, and Statement of Additional Information ("SAI"). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.


IMPORTANT INFORMATION ABOUT THE COMPANY


In connection with Voya Financial, Inc.'s rebranding efforts, the following changes are effective September 1, 2014:

- ING Life Insurance and Annuity Company will be renamed Voya Retirement Insurance and Annuity Company;
- ING North America Insurance Corporation will be renamed Voya Services Company;
- ING Financial Advisers, LLC will be renamed Voya Financial Partners, LLC; and
- ING Financial Partners, Inc. will be renamed Voya Financial Advisors, Inc.

In general, all other references to the name ING are replaced with the name Voya with the exception of ING Groep N.V., which will remain unchanged.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Life Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. **Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.**